Exhibit 99.1

REGULATED INFORMATION

Publication relating to transparency notifications

Mont-Saint-Guibert (Belgium), October 9, 2024, 10:30 pm CET / 4:30 pm ET – In accordance with article 14 of the Act of 2 May 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) announces that it received a transparency notification as detailed below.

BlackRock, Inc.

On October 7, 2024, Nyxoah received a transparency notification from BlackRock, Inc. and related persons following a change to BlackRock’s group structure. Based on the notification, BlackRock, Inc. (together with its controlled undertakings) holds 1,116,421 voting rights, consisting of 1,032,521 shares and 83,900 equivalent financial instruments, representing 3.25% of the total number of voting rights on October 1, 2024 (34,389,015).

The notification dated October 3, 2024 contains the following information:

•	Reason for the notification: acquisition or disposal of the control of an undertaking that holds a participating interest in an issuer
•	Notification by: a parent undertaking or a controlling person
•	Persons subject to the notification requirement:

-	BlackRock, Inc. (with address at 50 Hudson Yards, New York, NY, 10001, U.S.A.)
-	BlackRock Advisors, LLC (with address at 50 Hudson Yards, New York, NY, 10001, U.S.A.)
-	BlackRock Fund Advisors (with address at 400 Howard Street, San Francisco, CA, 94105, U.S.A.)
-	BlackRock Investment Management (UK) Limited (with address at 12 Throgmorton Avenue, London, EC2N 2DL, U.K.)
-	BlackRock Investment Management, LLC (with address at 1 University Square Drive, Princeton, NJ, 8540, U.S.A.)

•	Date on which the threshold was crossed: October 1, 2024
•	Threshold that is crossed: 3%
•	Denominator: 34,389,015

•	Notified details:

A) Voting rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
BlackRock, Inc.	0	0		0.00%
BlackRock Advisors, LLC	1,016,861	1,006,161		2.93%
BlackRock Fund Advisors	46	46		0.00%
BlackRock Investment Management (UK) Limited	1,080	1,080		0.00%
BlackRock Investment Management, LLC	25,234	25,234		0.07%
Subtotal	1,043,221	1,032,521		3.00%
	TOTAL	1,032,521	0	3.00%	0.00%

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement
BlackRock Advisors, LLC	Securities Lent			83,000	0.24%	physical
BlackRock Fund Advisors	Securities Lent			900	0.00%	physical
	TOTAL			83,900	0.24%

TOTAL (A & B)	# of voting rights	% of voting rights
	1,116,421	3.25%

•	Full chain of controlled undertakings through which the holding is effectively held:

BlackRock, Inc.

BlackRock Finance, Inc.

Trident Merger, LLC

BlackRock Investment Management, LLC

BlackRock, Inc.

BlackRock Finance, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock Holdco 3, LLC

BlackRock Cayman 1 LP

BlackRock Cayman West Bay Finco Limited

BlackRock Cayman West Bay IV Limited

BlackRock Group Limited

BlackRock Finance Europe Limited

BlackRock Investment Management (UK) Limited

BlackRock, Inc.

BlackRock Finance, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock Holdco 4, LLC

BlackRock Holdco 6, LLC

BlackRock Delaware Holdings Inc.

BlackRock Fund Advisors

BlackRock, Inc.

BlackRock Finance, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock Capital Holdings, Inc.

BlackRock Advisors, LLC

•	Additional information: As a result of the acquisition of Global Infrastructure Partners, there has been a change to BlackRock’s group structure. Upon the close of the transaction, BlackRock, Inc. was renamed BlackRock Finance, Inc. and a NewCo became the publicly listed company with the name BlackRock, Inc.

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Contact:
Nyxoah
Loic Moreau, CFO
IR@nyxoah.com

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